CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

November 22, 2006

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins

Accounting Branch Chief

Re:	Open Text Corporation

Form 10-K for Fiscal Year Ended June 30, 2005

Form 10-Q for the Quarter Ended September 30, 2005

Form 10-Q for the Quarter Ended December 31, 2005

Form 10-Q for the Quarter Ended March 31, 2006

File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s interim response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 7, 2006 to Mr. Paul McFeeters, the Company’s Chief Financial Officer, in accordance with the telephone conversation held on November 3, 2006 (the “Call”).

As discussed on the Call, set forth below is an explanation of the acquisition process in Germany and more detailed timelines of the Company’s acquisitions of IXOS Software AG (“IXOS”) and Gauss Interprise AG (“Gauss”).

As we discussed on the Call, the acquisition process in Germany is fundamentally different than that which exists in the US in several significant respects. In Germany, an acquiring company can not acquire 100% of the outstanding capital stock of a publicly traded target company by means of an agreement that is approved by the requisite majority of shareholders. An acquirer in Germany must initiate a public tender offer, which will usually lead to an acquisition of a majority of the capital stock of a publicly traded company, but never ends in a 100% acquisition of all capital shares of that company. (Please note that both Gauss and IXOS were publicly

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November 22, 2006

traded companies prior to their acquisition by the Company.) Therefore, the acquirer must subsequently follow a lengthy and inevitably contentious process to acquire the remaining outstanding shares, which are the shares not tendered in response to the offer. In the US, an individual shareholder that does not vote in favor of the acquisition may exercise appraisal rights to question the value received for his shares – however, such proceeding does not block the transaction and any increase in valuation that may result is applicable only to such shareholder. In Germany, the process is very different – at several steps in the process and before a 100% acquisition can be consummated, every remaining shareholder has the right to contest the valuation and the process and corporate formalities required to obtain the shares. Only when these procedural issues are settled with all opposing shareholders can the acquiring company acquire the shares held by the minority shareholders after the public tender offer. Also, appraisal procedures concerning the valuation are an inevitable consequence of these additional measures.

In Germany, a takeover offer for all of the shares of a target company is made by the potential acquirer. The tender offer is generally open for some period of time and then is closed and shares tendered under the offer are purchased by the acquirer. Following the tender offer, there are a limited number of ways an acquirer can acquire the remaining outstanding shares of the target company regardless of the shares acquired in the tender offer. Unlike in the US, there is no automatic squeeze-out procedure. In Germany, an acquirer can either (i) privately purchase the remaining shares but only if willing sellers can be found; (ii) publicly purchase shares until a company’s shares are delisted which depends on the availability of offered shares and doesn’t guarantee the acquisition of 100% of the shares; (iii) purchase shares by installing a domination agreement (“DA”); or (iv) purchase shares as a consequence of a subsequent delisting of the acquired company. Both the DA and delisting require shareholders’ approval at a shareholders’ meeting and require that all minority shareholders be offered a fixed price for their shares (i.e. a mandatory purchase offer). The DA is a particularity in German law which allows a majority shareholder to issue legally binding directives to a target company and to install unfavorable measures upon the target company without being liable for damages. The fixed price offer by the majority shareholder must be determined in accordance with German legal provisions. By using a DA or a delisting procedure, an acquirer will try to obtain 95% of the outstanding capital stock of the acquired company, which is the mandatory threshold of capital stock the acquiring company must obtain under German law in order to request a (final) squeeze-out of the remaining minority shareholders.

For several reasons, it is very rare that acquirers of German target companies can avoid a DA and a delisting before obtaining the threshold amount of 95% of the outstanding capital stock. Both the DA and a delisting will make holding the shares of the target company unattractive for the minority shareholders. Before a DA can be registered or a delisting can be applied for, a shareholders’ meeting is held to allow the shareholders an opportunity to approve these measures. Although the votes of the shares held by the acquirer can secure the shareholders’ approval of the DA or a delisting, the registration of the DA will be withheld for at least one month following the shareholders’ meeting so as to give the minority shareholders a chance to oppose such registration. Inevitably certain “professional” shareholders will file complaints against the resolutions approving the DA and/or the delisting, thereby contesting the validity of

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November 22, 2006

the resolutions. Also during this one month waiting period, the professional shareholders and other minority shareholders will file for appraisal procedures which will contest the amount of the original fixed price offer. There are two courts in Germany that deal with these issues – the first registers the shareholder resolutions and focuses on the meeting procedures and whether or not minority shareholder rights were respected. The second court handles the valuation questions that may be raised and is the official arbiter as to whether the offer made by the acquirer is really fair value under the German rules. Procedurally, with regard to the approval of the resolutions, the professional shareholders will generally allege that the rights of the shareholders to raise questions at the shareholders’ meeting have been violated. Typically they will also contest the following resolutions: relating to approval of acts of management and the supervisory board, to resolution on domination agreements, to mergers or other structural changes, to delist from a stock exchange, or to execute a squeeze-out. It is well known and accepted in Germany that certain resolutions of shareholders’ meetings which are important for the corporation (including an acquisition of the company) will trigger contestations by these professional shareholders.

Simultaneously, the professional shareholders contest the valuation of the target company proposed by the acquirer in the DA. Despite the fact that the acquirer’s valuation often is prepared by a third party, the contesting shareholders generally challenge the assumptions underlying the acquirer’s valuation and the application of the German valuation rules that led to the acquirer’s estimate of the target company’s fair value. FASB Concepts Statement No. 7 defines fair value as the “amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Subject to the German court’s findings, this valuation proposed by the acquirer is not indicative of the true fair value for accounting purposes of the minority shares. It is the German court’s findings that will set that fair value. The German court, in the process of determining the fair value of the minority shares, often winds up appointing another valuation expert to determine the fair value of the target company and thus the price to be paid for the acquisition of the remaining shares. If this happens, the court determined value will become the fair value of the target and the amount the acquirer must pay to acquire the shares irrespective of any “negotiated” price, and therefore all remaining shareholders will be eligible to get the court approved fair value. The German valuation process for a DA and/or a delisting leads to one absolute fair value which divided by all shares outstanding is the compensation to be offered to each shareholder by the acquirer.

Typically these procedural and valuation contestations involve lengthy and expensive legal proceedings and often the parties will attempt to settle the outstanding issues by either increasing the price to be paid to all stockholders or revising portions of the DA. Individual shareholder settlements are illegal in Germany so any settlement must be for the benefit of all remaining shareholders and published publicly to be valid and registered in the courts. Registration of the DA and therefore the actual acquisition of the target shares by the acquirer can only occur if the courts rule in the acquirer’s favor or a settlement is reached as to the procedural issues such that the claims of the professional shareholders are effectively withdrawn. If there is no settlement, but the DA is registered based on the court’s siding with the acquirer, the professional

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November 22, 2006

shareholders can still appeal to a higher court. In this case, the initial court’s findings as to value set a provisional fair value of the shares subject to higher court review. Ultimately, the higher court has the right to accept the lower court’s findings or vary them; regardless, the higher court’s findings result in the determination of fair value.

Following the registration of the DA or following the acceptance of the delisting by the stock exchange, the acquirer/majority shareholder can begin to purchase shares from the target shareholders at the stated price pursuant to the mandatory purchase offer. There is typically an extended offer period for the acquirer to purchase shares under the DA at the price set forth in the DA or at such adjusted settlement price although any valuation claims often continue beyond this period due to the court’s hiring of additional valuation experts. If any of the outstanding valuation claims result in an increase in valuation, such increased valuation will apply to the purchase of all shares sold to the acquirer pursuant to the DA and/or a delisting (including those already purchased since the registration of the DA further evidencing that the initial court findings set only a provisional fair value). Generally the registration of the DA results in a large number of target shares being sold to the acquirer, although this will almost never result in 100% ownership by the acquirer.

Once an acquirer holds 95% of the outstanding stock of a target company, it can follow with a squeeze-out process for the remaining shares. Unlike in the US, this squeeze-out process is not automatic. The acquirer must call a shareholders’ meeting, at which a 50% majority of the shareholders must approve the squeeze-out procedures. Although the acquiring company can approve the squeeze-out with their current stock holdings, at the shareholders’ meeting the remaining minority shareholders have the right to question the squeeze-out itself and the compensation offered to the minority shareholders. Following approval at such a shareholders’ meeting, the minority shareholders again have the right to contest the shareholder resolutions. The squeeze-out can not be registered as long as any shareholders have the right to contest the validity of the shareholder resolutions, and typically, the acquirer will only become a 100% owner of the target company’s shares after a settlement has been reached on any procedural issues with the contesting shareholders. After registration of a squeeze-out, a three month waiting period begins, during which the minority shareholders will file motions for an appraisal procedure, wherein the amount of the compensation due to the minority shareholders will be scrutinized. This appraisal procedure most often results in an increased valuation; all minority shareholders in the squeeze-out, will benefit and are paid the increased value.

In the US, a tender offer can be followed by a squeeze-out merger in which shareholders are obligated to sell their shares for the set price and therefore the acquirer automatically can attain 100% of the outstanding shares of the target at the “negotiated” or set price. If a shareholder doesn’t agree with the valuation, it can file an appraisal proceeding but this does not prevent the deal from happening – it only may impact the amount of money paid to such shareholder – and may, for accounting purposes, represent greenmail. In Germany, the settlement of the contestations of the shareholder resolutions and the acquirer’s proposed valuation are integral to the process of establishing the fair value of the target company and the amount to be paid per share to the target shareholders. Until all of these contestations are settled or finalized by the

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court process, the acquirer doesn’t know how much it will be required to pay for the acquisition and is unable to acquire 100% of the outstanding shares of the target company.

As evidence of the above process, set forth below are rough timelines of Open Text’s acquisitions of Gauss and IXOS:

Gauss Timeline

September 2003	Takeover Offer for all Shares of Gauss by Open Text

November 2003	Completion of Takeover Offer

November 2003	Signing of Domination Agreement

December 2003	Shareholders Meeting for Approval of Shareholders Meeting and Delisting

January 2004	Latest Date for Filing Contestations against resolutions of Shareholders Meeting

February 2004	Filing of Delisting Motion with Deutsche Boerse

April 2004	Granting of Delisting by Deutsche Boerse to be effective in July 2004

May 2004	First Hearing on Contestations

May 2004	Registration of Domination Agreement; Beginning of Purchase Offer to Minority Shareholders under the Domination Agreement

July 2004	Effectiveness of Delisting from Deutsche Boerse; Beginning of Purchase Offer to Minority Shareholders

July 2004	End of Period to raise a motion for an Appraisal Procedure against the Delisting Offer

August 2004	End of Period to raise a motion for an Appraisal Procedure against the Domination Agreement Offer

February 2005	Judgment against Gauss on Resolutions for Approval of Domination Agreement and Delisting

May 2005	Reaching of 95% Shareholding by Open Text (Threshold for Squeeze-out) and Beginning of the Preparations for the Squeeze-out Shareholders Meeting

July 2005	Settlement of Contestations against Domination Agreement and against Delisting

August 2005	Shareholders Meeting to decide on the Squeeze-out

September 2005	Latest Date for the Filing of Contestations against the Squeeze-out Resolution

December 2005	First Hearing on Contestations against Squeeze-out and on Motion for a Fast Track Registration of the Squeeze-out

July 2006	Confirmation of Squeeze-out Resolution by Shareholders Meeting

August 2006	First Hearing on Appraisal Procedures against Value of Purchase Offer and Compensation under Domination Agreement and Delisting

October 2006	Settlement of Squeeze-out Contestations and of Domination Agreement and Delisting Appraisal Procedures

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October 2006	Registration of Gauss Squeeze-out – Open Text owns 100% of Gauss; Beginning of Period to File for Appraisal Procedures against Compensation offered under the Squeeze-out

January 2007	End of Period to File for Appraisal Procedures against Compensation offered under the Squeeze-out

June 2007 (Anticipated)	First Hearing on Appraisal Procedure against Squeeze-out Compensation and possible Settlement of Appraisal Procedure

IXOS Timeline

December 2003	Takeover Offer for all Shares of IXOS published by Open Text

March 2004	Completion of Takeover Offer

December 2004	Signing of Domination Agreement

January 2005	Shareholders Meeting for Approval of Shareholders Meeting and Delisting

February 2005	Latest Date for Filing Contestations against resolutions of Shareholders Meeting

February 2005	Filing of Delisting Motion with Deutsche Boerse

April 2005	Granting of Delisting by Deutsche Boerse to be effective in July 2004

May 2005	First Hearing on Contestations

July 2005	Effectiveness of Delisting from Deutsche Boerse; Beginning of Purchase Offer to Minority Shareholders

August 2005	Settlement of Contestations against Domination Agreement and against Delisting

August 2005	Registration of Domination Agreement; Beginning of Purchase Offer to Minority Shareholders under the Domination Agreement

September 2005	Reaching of 95% Shareholding by Open Text (Threshold for Squeeze-out) and Beginning of the Preparations for the Squeeze-out Shareholders Meeting

October 2005	End of Period to raise a motion for an Appraisal Procedure against the Delisting Offer

October 2005	End of Period to raise a motion for an Appraisal Procedure against the Domination Agreement Offer

Until today	Preparation of Squeeze-out Shareholders Meeting (delay mostly due to restatement of prior annual accounts)

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson

Barbara M. Johnson

cc:	Megan Akst, Staff Accountant

Securities and Exchange Commission

United States Securities and Exchange Commission

November 22, 2006

John Shackleton, Chief Executive Officer

Paul McFeeters, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary

        Open Text Corporation